SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)*

                          Integrated Orthopaedics, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $.001 Par Value
                          (Title of Class of Securities)

                                    45812K108
                                  (Cusip Number)

                               J. Taylor Crandall
                                 201 Main Street
                            Fort Worth, Texas  76102
                                 (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 2, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 26,318,924 shares, which constitutes approximately 76.0% of the 34,632,772 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 29,620,772 shares outstanding.

        Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated December 12, 1997, as amended by Amendment No. 1 dated March 31, 1998, as amended by Amendment No. 2 dated October 26, 1998, and as amended by Amendment No. 3 dated February 18, 1999, as amended by Amendment No. 4 dated January 10, 2000, as amended by Amendment No. 5 dated August 4, 2000 (the "Schedule 13D"), relating to the Common Stock, $.001 par value (the "Stock"), of Integrated Orthopaedics, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No material change.

Item 4.  Purpose of Transaction

     No material change.

Item 5.  Interest in Securities of the Issuer.

     No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7. Material to be Filed as Exhibits.

        This Amendment No. 6 to the Schedule 13D is being made to file the correct Exhibit 99.5 in replacement of that which was filed with Amendment No. 5 to the Schedule 13D.

99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

99.2 Securities Purchase Agreement dated as of December 12, 1997 between Integrated Orthopaedics, Inc. and FW Integrated Orthopaedics Investors, L.P. and Integrated Orthopaedics, Inc. and FW Integrated Orthopaedics Investors II, L.P. and other parties named herein, previously filed.

99.3    Limited   Partnership  Agreement  of  FW  Integrated  Investors,   L.P.,
        previously filed.

99.4 Limited Partnership Agreement of FW Integrated Investors II, L.P., previously filed.

99.5 Agreement dated July 24, 2000, between FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P. and other parties named herein, regarding the conversion of the Issuer's Series B Preferred stock, filed herewith.

99.6 Letter dated July 26, 2000, to Robert L. Stein of Chartwell Capital Management, Inc. from FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P. regarding the conversion of the Issuer's Series A and Series B Preferred stock, filed herewith.

99.7 Letters dated August 1, 2000, from FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P. to
        Integrated Orthopaedics, Inc. regarding the conversion of the Issuer's Series B Preferred Stock, and from Chartwell Capital Investors, L.P. to Integrated Orthopaedics, Inc. regarding the conversion of the Issuer's Series A Preferred Stock, filed herewith.

99.8 Letter dated July 31, 2000, from Weil, Gotshal & Manges LLP to Jose E. Kauachi regarding the July 24, 2000 Agreement, filed herewith.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED:    August 8, 2000


                                    FW INTEGRATED ORTHOPAEDICS
                                      INVESTORS, L.P.

                                    By: Group 31, Inc., general partner

                                    By: /s/ J. Taylor Crandall
                                        J. Taylor Crandall
                                        President


                                    GROUP 31, INC.

                                    By: /s/ J. Taylor Crandall
                                        J. Taylor Crandall
                                         President


                                        /s/ J. Taylor Crandall
                                        J. Taylor Crandall


                                    FW INTEGRATED ORTHOPAEDICS
                                      INVESTORS II, L.P.

                                    By: FW Group Genpar, Inc.,
                                         general partner


                                    By: /s/ David G. Brown
                                         David G. Brown
                                         President

                                    FW GROUP GENPAR, INC.


                                    By: /s/ David G. Brown
                                         David G. Brown
                                         President


                                        /s/ David G. Brown
                                        David G. Brown

                                    GROUP SPECIAL INVESTMENTS, INC.

                                    By: /s/ J. Taylor Crandall
                                         J. Taylor Crandall
                                         President

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

99.2 Securities Purchase Agreement dated as of December 12, 1997, between Integrated Orthopaedics, Inc. and FW Integrated Orthopaedics Investors, L.P. and Integrated Orthopaedics, Inc. and FW Integrated Orthopaedics Investors II, L.P. and other parties named herein, previously filed.

99.3    Limited   Partnership  Agreement  of  FW  Integrated  Investors,   L.P.,
        previously filed.

99.4 Limited Partnership Agreement of FW Integrated Investors II, L.P., previously filed.

99.5 Agreement dated July 24, 2000, between FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P. and other parties named herein, regarding the conversion of the Issuer's Series B Preferred stock, filed herewith.

99.6 Letter dated July 26, 2000, to Robert L. Stein of Chartwell Capital Management, Inc. from FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P. regarding the conversion of the Issuer's Series A and Series B Preferred stock, filed herewith.

99.7 Letters dated August 1, 2000, from FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P. to
        Integrated Orthopaedics, Inc. regarding the conversion of the Issuer's Series B Preferred Stock, and from Chartwell Capital Investors, L.P. to Integrated Orthopaedics, Inc. regarding the conversion of the Issuer's Series A Preferred Stock, filed herewith.

99.8 Letter dated July 31, 2000, from Weil, Gotshal & Manges LLP to Jose E. Kauachi regarding the July 24, 2000 Agreement, filed herewith.